SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: January 16, 2009

                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

             Form 20-F  [ X ]                           Form 40-F [   ]



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

             Yes [   ]                                 No  [ X ]

                                TABLE OF CONTENTS
      REPORT FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2008 ON FORM 6-K


                                                                          Page
                                                                          ----

Consolidated Financial Statements

Unaudited Consolidated Balance Sheets as of September 30, 2008 and
    March 31, 2008                                                         3

Unaudited Consolidated Statements of Income and                            5
     Comprehensive Income for the Six-Month Periods
     Ended September 30, 2008 and 2007

Management's Discussion and Analysis of Financial Condition                6
and Results of Operations

Liquidity and Capital Resources                                            7

Stock Repurchase Program                                                   8

Section 404 Compliance                                                     8

Signature                                                                  9

Exhibits                                                                  10

99.1  Press Release Disclosing First Quarter Results dated January 7, 2009


                                       2

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


                                       BONSO ELECTRONICS INTERNATIONAL INC.
                                            CONSOLIDATED BALANCE SHEET
                     (In U.S. Dollars)                                 September 30,                  March 31,
                                                                                2008                       2008
                                                                                ----                       ----
                                                                         (Unaudited)                  (Audited)
Assets
Current assets
Cash and cash equivalents                                                  11,742,683                 10,195,362
Trade receivables, net                                                      7,508,758                  5,264,074
Inventories, net                                                           14,402,188                 11,391,318
Tax recoverable                                                               774,051                      2,117
Other receivables, deposits and prepayments                                 2,787,229                  4,144,676
                                                                           ----------                 ----------
Total current assets                                                       37,214,909                 30,997,547
                                                                           ----------                 ----------
Deferred income tax assets - non current                                       21,776                    191,618
Other non-current assets                                                         --                      155,125
Brand name and other intangible assets net                                    500,520                    502,494
Property, plant and equipment, net                                          8,486,456                  9,939,064
                                                                           ----------                 ----------
Total assets                                                               46,223,661                 41,785,848
                                                                           ==========                 ==========
Liabilities and shareholders' equity

Current liabilities
Bank overdraft                                                                484,715                    811,354
Notes payable                                                               7,545,628                  3,863,465
Accounts payable                                                            7,747,099                  5,985,403
Accrued charges and deposits                                                3,014,840                  3,359,557
Short-term loans                                                            3,754,400                  3,894,159
Income tax payable                                                             24,423                      6,888
Current portion of long                                                       146,611                    176,930
lease obligations
                                                                          -----------                -----------

                                                         3



Total current liabilities                                                  22,717,716                 18,097,756
                                                                          -----------                -----------
Long-term  debt  and  capital  lease  obligations,  net  of                   114,337                    183,761
current maturities
Income tax liabilities                                                      2,595,135                  2,595,135
Deferred income tax                                                             4,460                      4,460
                                                                          -----------                -----------
Total liabilities                                                          25,431,648                 20,881,112
                                                                          -----------                -----------
Preferred stock par--value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: September 30,
    2008 and March 31, 2008                                                              --                   --

Common stock par value $0.003 per share
  - authorized shares 23,333,334                                                         --                   --
  - issued and  outstanding  shares: September 30, 2008                       16,729                      16,729
    and March 31, 2008 - 5,577,639
Additional paid-in capital                                                21,764,788                  21,764,788
Treasury stock                                                            (1,440,374)                 (1,328,560)
Retained earning                                                            (686,268)                 (1,129,819)
Accumulated other comprehensive income                                     1,137,138                   1,581,598
                                                                          ----------                 -----------
                                                                          20,792,013                  20,904,736
                                                                          ----------                 -----------
Total liabilities and shareholder's equity                                46,223,661                  41,785,848
                                                                          ==========                 ===========



                                                                  4



                                       BONSO ELECTRONICS INTERNATIONAL INC.
                                           CONSOLIDATED INCOME STATEMENT
              (In Thousand of U.S. Dollars)                                     Six months ended September 30
                                                                                -----------------------------
                                                                                    2008                  2007
                                                                                    ----                  ----
                                                                             (Unaudited)           (Unaudited)

Net sales                                                                         30,100                  35,607
Cost of sales                                                                    (24,309)                (31,184)
                                                                              ----------              ----------
Gross margin                                                                       5,791                   4,423

Selling expenses                                                                   1,026                   1,176
Salaries and related costs                                                         2,474                   2,970
Research and development expenses                                                    291                     266
Administration and general expenses                                                1,428                   1,598
Amortization of Brand Name                                                          --                       100
                                                                              ----------              ----------
Income from operations                                                               572                  (1,687)
Interest Income                                                                       64                      75
Other income                                                                          62                     264
Interest Expenses                                                                   (193)                   (304)
Foreign exchange gains \(Loss)                                                       (55)                    305
                                                                              ----------              ----------
Income/(loss) before income taxes and minority interest                              450                  (1,347)

Income tax expense                                                                    (6)                     (3)
                                                                              ----------              ----------
Net income/(loss) before minority interest                                           444                  (1,350)
Minority interests                                                                  --                      --
                                                                              ----------              ----------
Net income/(loss)                                                                    444                  (1,350)
                                                                              ==========              ==========

Earnings per share (in U.S.Dollars per share)
 Basic                                                                              0.08                   (0.24)
 Diluted                                                                            0.08                   (0.24)

Weighted average shares (Basic)                                                5,577,639               5,577,639
Adjusted weighted average shares (diluted)                                     5,577,639               5,577,639


                                                       5


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Six Month Period ended September 30, 2008 compared to the Six Month period ended September 30, 2007

         Net Sales. During the six-month period ended September 30, 2008, our sales decreased 15.5% from approximately $35,607,000 for the six-month period ended September 30, 2007 to approximately $30,100,000. The decreased sales were primarily the result of a decrease in sales for our telecommunications products offset by an increase in sales of our scales products. Sales from our scales products increased by approximately $608,000 from approximately $22,644,000 for the six-month period ended September 30, 2007 to approximately $23,252,000 for the six-month period ended September 30, 2008. Sales from our telecommunications products decreased by approximately $6,115,000 from approximately $12,963,000 for the period ended September 30, 2007 to approximately $6,848,000 for the period ended September 30, 2008.

         Cost of Sales. During the six-month period ended September 30, 2008, cost of sales decreased to approximately $24,309,000 from approximately $31,184,000 during the six-month period ended September 30, 2007, an decrease of approximately $6,875,000 or 22.0%. The decrease in cost of sales was primarily the result of decreased sales together with decreased cost of materials.

         Gross Margin. As a result, gross margin as a percentage of revenue increased to 19.2% during the six-month period ended September 30, 2008 as compared to 12.4% during the same period in the prior year.

         Selling Expenses. Selling expenses decreased by 12.8% from approximately $1,176,000 for the six-month period ended September 30, 2007 to approximately $1,026,000 for the six-month period ended September 30, 2008. The decrease was primarily the result of decreased sales. Selling expenses increased as a percentage of revenue to 3.4% during the six-month period ended September 30, 2008 as compared to 3.3% during the period in the prior year.

         Salaries And Related Costs. Salaries and related costs decreased by 16.7% from approximately $2,970,000 for the six-month period ended September 30, 2007 to approximately $2,474,000 for the six-month period ended September 30, 2008. This decrease was primary due to the decrease in number of employees at the factory during the six month period ended September 30, 2008.

         Research And Development. Research and development expenses increased by 9.4% from approximately $266,000 for the six-month period ended September 30, 2007 to approximately $291,000 for the six-month period ended September 30, 2008. The increase was primarily due to increase salaries to our engineers at the factory, and increase in development costs for scale products. Research and development as a percentage of revenue increased to 1.0% during the six month period ended September 30, 2008 as compared to 0.7% during the six month period ended September 30, 2007.

         Administration And General Expenses. Administration and general expenses decreased by 10.6% from approximately $1,598,000 for the six-month period ended September 30, 2007 to approximately $1,428,000 for the six-month period ended September 30, 2008. This decrease was primarily the result of decreased expenses in legal and professional fees, and bank charges.

         Amortization Of Brand Names. During the six-month period ending September 30, 2008, there is no amortization charge for brand name as the brand name was fully impaired as of March 31, 2008, and was written off in the financial statements for that fiscal year. We amortized approximately $100,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the six-month period ending September 30, 2007. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

         Income From Operations. As a result of the above changes, income from operations was approximately $572,000 for the six-month period ended September 30, 2008, compared to loss from operations of approximately $1,687,000 for the six-month period ended September 30, 2007, a increase of approximately $2,259,000 or 133.9%.

         Interest Income. Interest income decreased by 14.7% from approximately $75,000 for the six-month period ended September 30, 2007 to approximately $64,000 for the six-month period ended September 30, 2008. This decrease was primarily the result of reduced interest rates, compared to the prior year, in our interest bearing bank accounts.

         Other Income. Other income decreased 76.5% from approximately $264,000 for the six-month period ended September 30, 2007 to approximately $62,000 for the six-month period ended September 30, 2008. The increase was primarily due to decrease in the disposal of fixed assets.

         Interest Expenses. Interest expenses decreased 36.5% from approximately $304,000 for the six-month period ended September 30, 2007 to approximately $193,000 for the six-month period ended September 30, 2008. The decrease was primarily the result of reduced interest rates, compared to the prior year, as a result of the use of the Company's banking facilities.

         Foreign Exchange Gains/(Loss). Foreign exchange gain/(loss) decreased from a gain of approximately $305,000 for the six-month period ended September 30, 2007 to a loss of approximately $55,000 for the six-month period ended September 30, 2008. The foreign exchange loss increase was primarily attributable to the depreciation of the Canadian Dollar and the Euro against the United States Dollar.

         Income Tax Expense. Income tax expense increased 100.0% from approximately $3,000 for the six-month period ended September 30, 2007 to approximately $6,000 for the six-month period ended September 30, 2008. The increase was primarily the result of income tax income of one of the subsidiaries in year 2007.

         Net Income. As a result of the above changes, net income increased from a loss of approximately $1,350,000 for the six-month period ended September 30, 2007 to a net gain of approximately $444,000 for the six-month period ended September 30, 2008, an increase of $1,794,000 or 132.9%.

Liquidity and Capital Resources

         We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

         As of September 30, 2008 we had $11,742,683 in cash and cash equivalents as compared to $10,195,362 as of March 31, 2008. Working capital at September 30, 2008 was $14,497,193 compared to $12,899,791 at March 31, 2008.

         We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures in the foreseeable future.

Stock Repurchase Program

On September 19, 2007, the Company's Board of Directors authorized a new program (the "New Share Repurchase Program") for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. During the six months ended September 30, 2008, the Company purchased 61,135 shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 321,852 shares valued at $1,440,374. This authorization to repurchase shares under the New Share Repurchase Program increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,559,626.

Subsequent Events

         On December 19, 2008, the Company completed the sale of it 51% interest in its subsidiary, Gram Precision Scales Inc. ("Gram"), to a company controlled by the president of Gram ("the Gram Sale"). A copy of the Share Purchase Agreement is attached hereto as an exhibit. Under the terms of the Share Purchase Agreement the Company has agreed to forgive approximately $3.3 million
(US) that was owed by Gram to the Company, and has received a promissory note in the amount of $1.7 million (US). The total amount owed to the Company by Gram was approximately $5.0 million immediately prior to the Gram Sale. The terms of the Gram Sale made the transaction effective as of November 1, 2008. The Company completed the Gram Sale in order to eliminate the ongoing operating losses of this subsidiary from its operations. The Company is assessing the net effect of this transaction on its financial statements.

         The Company intends to sell its interest in its German subsidiary, Korona Haushaltswaren GmbH & Co KG ("Korona"), and the Company is currently in discussions with a potential buyer. This action is being taken in order to reduce the ongoing losses that the Company has suffered with the inclusion of Korona's operations in the Company's profit and loss. Management is optimistic that it will be able to conclude the sale of Korona, but there can be no assurance that it will be able to do so.

         Exhibits

         4.7 Stock Purchase Agreement for the sale of the Company's 51% equity interest in Gram Precisions Scales Inc. effective November 1, 2008

         99.1     Press Release dated January 7, 2009


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BONSO ELECTRONICS INTERNATIONAL, INC.
                                          (Registrant)



Date:  January 16, 2009                   By:  /s/ Albert So
                                               ---------------------------------
                                               Albert So, Financial Controller